MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

The following is a discussion of the financial condition and results of operations of MIGENIX Inc. and its subsidiaries (“MIGENIX” or the “Company”). This discussion should be read in conjunction with the Company’s April 30, 2008 audited consolidated financial statements, including the related notes included therein; Management’s Discussion & Analysis of Financial Condition and Results of Operations for the year ended April 30, 2008; and the interim unaudited consolidated financial statements for the three months ended July 31, 2008, including the related notes therein. All amounts herein unless indicated otherwise, are expressed in Canadian dollars. The discussion and analysis contained in this Management’s Discussion & Analysis is as of September 15, 2008. Additional information on the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: raising up to $2.5 million through a rights offering; Cadence Pharmaceuticals having top-line results of the OmigardTM Phase III CLIRS trial in the first quarter of calendar 2009 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the second quarter of calendar 2009 and a MAA to European regulatory authorities following the NDA submission; completion of rest of world partnership(s) for OmigardTM after positive  OmigardTM CLIRS study results; Cutanea Life Sciences’ plans to submit a NDA in 2011 including initiating chronic toxicology studies in the first quarter of calendar 2009 and advancing omiganan for the treatment of rosacea into Phase III clinical development in the second half of calendar 2009; MX-2401 being our next clinical program and our plans to continue key development activities to advance the MX-2401 program; Spring Bank Pharmaceuticals advancing SB9000 into clinical development in the first quarter of calendar 2010; receiving up to US$27 million and US$ 21 million in milestone payments pursuant to our agreements with Cadence and Cutanea, respectively; continuing to pursue a partner for the further development of celgosivir; the ITO agreement providing up to $9.3 million in government assistance for the MX-2401 program; our estimate of US$nil in milestone payments pursuant to our preferred shares in the next 12 months; and the Company’s financial resources being sufficient to fund operations to approximately the end of calendar 2008.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: our ability to complete a rights offering; the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA and MAA, for OmigardTM; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III and submit a NDA; Spring Bank’s ability to manage, fund and advance SB 9000 into clinical development; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; our ability to complete a amendments to the MX-2401 ITO agreement and receiving approximately $0.4 million in pending claims not received to date; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: market conditions for financings including the Company’s planned rights offering; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs primarily in the area of infectious diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval. Our drug development programs are summarized in the following table:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI-226 and MX-226.	Prevention of catheter-related infections (topical)

Phase III; one Phase III study completed in the United States and a confirmatory Phase III study in progress in the US (under a Special Protocol Assessment) and in Europe (enrollment completed May 2008 with top-line results expected in the first quarter of calendar 2009). The North American and European development and commercialization rights for the topical treatment or prevention of device-related, burn-related or surgery-related infections are out-licensed to Cadence Pharmaceuticals, Inc. (“Cadence”). With positive results from the confirmatory Phase III study, Cadence plans to submit a new drug application (“NDA”) to the FDA in the second quarter of calendar 2009.  Cadence also intends to submit an MAA for OmigardTM to European regulatory authorities following the NDA submission. Upon successful completion of various milestones in this program (starting with FDA acceptance of the NDA for filing), we can receive up to US$27MM in development and commercialization milestone payments and a double-digit royalty on net sales. We are working to out-license the rest of world rights not granted to Cadence in order to generate upfront license fees, milestone payments and royalties.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001; precursor product designated as MX-594AN.	Treatment of rosacea and other dermatological diseases (topical)

Phase II; a CLS001 Phase II rosacea study was completed in the United States (a precursor product, MX-594AN, completed two Phase II studies in the United States for the treatment of acne). The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences (“Cutanea”). Cutanea has completed an end of Phase II meeting with the FDA and plans to initiate a Phase III clinical trial in calendar 2009 to treat rosacea. Upon successful completion of various milestones in this program (starting with Phase III enrollment), we can receive up to US$21MM in development and commercialization milestone payments and a single-digit royalty on net sales.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of chronic hepatitis C virus (HCV) infections (oral)	Phase II; completed three Phase II studies. The Company is seeking strategic options for advancing the development of celgosivir and is currently in key partnering discussions.
MX-2401 (lipopeptide).	Treatment of serious Gram-positive bacterial infections (intravenous)

Preclinical; MX-2401 is expected to be our next clinical candidate. The features of MX-2401 indicate a highly competitive intravenous agent for treating serious Gram-positive infections (including the highly publicized resistant bacteria, VRE and MRSA). The current focus of activities in the program is to increase the level of business development and scientific publication initiatives, as well as key development activities to support this program. At this time, the Company is not providing guidance as to the timing to advance this program to clinical trials. We have a $9.3 million investment commitment with Industry Canada’s Industrial Technologies Office (formerly Technology Partnership’s Canada [TPC] program) for the development of this compound (see “LIQUIDITY AND CAPITAL RESOURCES” below).

SB 9000 (dinucleotide). Also known as MX-1313.	Treatment of hepatitis B virus (HBV) infections

Preclinical; out-licensed to Spring Bank Pharmaceuticals Inc. (“Spring Bank”). Spring Bank plans to advance SB9000 into clinical development in the first quarter of calendar 2010. We have a 1,000,000 convertible preferred share and 50,000 common share ownership position in Spring Bank. Upon successful completion of various milestones in this program, we can receive up to US$3.5 million in milestone payments during development of SB9000 and royalties upon commercialization.

HCVnn (non-nucleoside polymerase inhibitor small molecule).	Treatment of chronic hepatitis C virus infections	Preclinical; lead series of compounds identified. Development work in this program is not currently active as the Company focuses its resources on other corporate priorities.
DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4565 (small molecule).	Treatment of neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and ophthalmic diseases (e.g. retinitis pigmentosa, glaucoma)

Preclinical; during the period June 2007 to June 2008, research activities were supported by a grant from the Michael J. Fox Foundation (“MJFF”). The potential for a second year of funding is under review by MJFF and us. The agreement with MJFF provides MIGENIX a relationship with Elan Pharmaceuticals (“Elan”) whereby Elan has a limited right to license the technology arising from the MJFF project for certain uses in the field of human disease.

MX-4042 (small molecule).	Treatment of arthritis	Preclinical. The Company is not actively developing MX-4042.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections

In the first Phase III study (completed July 2003 in the United States) with over 1,400 patients, omiganan 1% gel demonstrated a statistically significant 49% reduction in local catheter site infections (“LCSI”) (p=0.004) (see enrollment target and re-analysis discussion below), and a statistically significant 21% reduction in catheter colonization (p=0.002), both secondary endpoints in the study. There was also a statistically significant 51% reduction in catheter replacements (p=0.002). Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

In June 2005, Cadence Pharmaceuticals, Inc. (“Cadence”; NASDAQ: CADX), our partner for the North American and European development and commercialization of omiganan 1% gel (OmigardTM), and the FDA reached a Special Protocol Assessment (“SPA”) agreement for a second, confirmatory Phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of LCSIs, a recognized precursor to catheter-related bloodstream infections. The omiganan 1% gel development program also holds fast track status from the United States Food and Drug Administration (“FDA”).

Cadence initiated United States enrollment in the second, confirmatory multi-national pivotal Phase III study of omiganan 1% gel in August 2005 and European enrollment in the study was initiated in January 2006. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients (see enrollment target and re-analysis discussion below) with central venous catheters (“CVC”). This trial is known as the Central Line Infection Reduction Study, or CLIRS trial. The primary efficacy endpoint of the CLIRS trial is to evaluate whether omiganan 1% gel is superior to 10% povidone-iodine in reducing the incidence of LCSIs in patients requiring central venous catheterization. The trial is designed to have 80% power to detect significance at the p=0.05 level. Secondary objectives of this CLIRS study include assessing the effectiveness of omiganan 1% gel in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on omiganan 1% gel.

On April 30, 2007, Cadence announced its intent to discuss with the FDA a proposal to increase the number of patients to be enrolled in the CLIRS trial (the original target enrollment was 1,250 patients). The increase in the number of patients in the CLIRS trial was intended to maintain the statistical power of the trial and was prompted by Cadence’s planned re-analysis of data from the first Phase III clinical trial of this product candidate. This re-analysis was performed as part of the standard procedure for analyzing data to prepare a final report of the study for a potential NDA or other applications for marketing authorization. Since LCSI was a secondary endpoint in the first Phase III trial and is the primary endpoint of this confirmatory Phase III study, the re-analysis required the use of a slightly different, stricter definition of LCSI, and showed that LCSIs were observed in 6.1% of subjects treated with the povidone-iodine control compared to 3.5% in the subjects treated with omiganan 1% gel.  This represents a 41.9% decrease in LCSIs, statistically significant at p=0.032 (the previous analysis as a secondary endpoint indicated an approximately 49% reduction), as well as a reduction in the overall LCSI rate.  The catheter colonization and catheter-related bloodstream infection results from the initial Phase III study were not impacted by the re-analysis.

Because the target sample size for the CLIRS trial is based, in part, upon the LCSI rate and treatment effect, Cadence believed that adding patients was prudent in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients. Cadence was required to obtain the FDA’s concurrence with the increase in enrollment.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

On July 30, 2007, Cadence announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. On May 6, 2008, Cadence announced final enrollment completion and maintained its guidance of having results of the study in the second half of calendar 2008. This guidance was fine tuned by Cadence on August 7, 2008 to reflect their expectation of being able to report the results in the fourth quarter of 2008 and, if the results were positive, to submit an NDA for OmigardTM in the second quarter of 2009.

On September 15, 2008, Cadence announced that it was engaged in discussions with the FDA regarding the statistical analysis plan for the CLIRS trial and that these discussions, which are being conducted under the SPA, must be completed prior to unblinding the data from the trial. As a result, Cadence revised their guidance for reporting the results of the CLIRS trial from the fourth quarter of calendar 2008 to the first quarter of calendar 2009.  Cadence continues to expect that, if the CLIRS trial is successful, a NDA for OmigardTM will be submitted in the second quarter of calendar 2009.

Cadence also intends to submit a Marketing Authorization Application (“MAA”) for OmigardTM to European regulatory authorities following the NDA submission. Cadence has met with regulatory authorities in several European countries and Cadence believes that no additional clinical trials will be required for submission if the CLIRS trial is successful.

Cadence also intends to pursue a pediatric indication for omiganan 1% gel in the prevention of catheter-related infections. Similar to the adult population, CVCs are a significant source of infectious complications in hospitalized neonates, infants and children. As current and prior studies of omiganan 1% gel have been in adult patients, some studies in pediatric patients will likely be required for expansion to a pediatric population.

Under the terms of the Collaboration and License agreement with Cadence, MIGENIX can receive up to US$27 million in development and commercialization milestone payments upon the achievement of specified milestones, starting with the US and European regulatory submission process; and a double-digit royalty on net sales (see “LIQUIDITY AND CAPITAL RESOURCES” for May 2006 financing involving these royalties). In addition, Cadence funds the clinical, regulatory, and commercialization costs related to omiganan 1% gel and is responsible for manufacturing. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. MIGENIX holds the rest of world (“ROW”; territories outside North America and Europe) rights and we are working to out-license these rights either in combination with Cadence’s rights outside the US to prospective global partners or to potential regional partners. We expect a license agreement or agreements with up-front payment(s), milestones and royalty terms to be completed after positive Phase III clinical trial results. Analysts publishing research on Cadence have forecast annual sales of Omigard™ of up to $250 million in the US market. Sales in global markets outside of the US would increase the annual sales potential.

Omiganan for Dermatological Diseases

A license agreement for the development and commercialization of omiganan for use in dermatological diseases was executed on December 7, 2005, with Cutanea Life Sciences, Inc. (“Cutanea”), a private, dermatological pharmaceutical company.

Pursuant to the license agreement, MIGENIX can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single digit royalties on net sales (see “LIQUIDITY AND CAPITAL RESOURCES” for May 2006 financing involving these royalties). Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to licensing omiganan for dermatological diseases to Cutanea, MIGENIX had completed three Phase I and two Phase II clinical studies exploring the use of omiganan in the treatment of acne.

In January 2007, Cutanea initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. In October 2007, MIGENIX was notified by Cutanea that the Phase II study of CLS001 had demonstrated:

▪

superior lesion count reductions and treatment success (as defined by Investigator Global Assessment  scores) with once daily omiganan 2.5% gel compared to 1% omiganan once daily and vehicle at nine weeks of treatment;

▪

a dose-dependent response in both lesion reductions and treatment success among the once daily treatment arms; and

▪

that it was well tolerated at all doses tested.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

Based on the promising results from this study, Cutanea has selected a once daily dose of omiganan 2.5% gel for further development for the treatment of papulopustular rosacea. Cutanea had a successful end-of-Phase II meeting with the FDA in 2008 and is now preparing to initiate their Phase III clinical program. As part of its plan to submit a NDA in 2011, Cutanea expects:

▪

in the first quarter of calendar 2009 to initiate chronic toxicology studies, specifically the required dermal carcinogenicity study, which Cutanea expects will be the rate limiting activity for submission of the NDA; and

▪

in the second half of calendar 2009 to initiate its Phase III clinical study program (previously Cutanea was targeting the end of 2008).

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in achieving a sustained virologic response in about 50% of treatment-naïve patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds. These data provided the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infections.

Our celgosivir clinical development activities to date include three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (completed July 2008):

Phase II Monotherapy Study

The Phase IIa study was an open-label, randomized, dose-response (three groups: 200 mg once daily; 200 mg twice daily; and, 400 mg once daily), 12-week monotherapy study in 43 treatment-naïve and interferon-intolerant genotype 1 HCV patients. The results demonstrated that celgosivir was well tolerated with generally mild to moderate, reversible side effects and no serious adverse events were reported. The mean viral load reduction (“VLR”) in HCV RNA did not reach clinical significance in any of the treatment arms, and there was no dose-dependent effect established. Although the efficacy results of this study were inconclusive, preclinical synergy results together with the expectation of a combination therapy approach to treatment and good safety profile of this compound at daily doses up to 400 mg, motivated the Company to further pursue the development of celgosivir in combination with interferon-based anti-HCV therapy.

Phase II Combination Therapy Study in Non-Responder and Partial Responder Patients

This 12-week randomized multi-center, active-controlled Phase II combination study was designed to assess the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive, genotype 1 patients who were non-responders or partial responders to prior therapy with pegylated alpha interferon and ribavirin.

This study and an extension protocol (see description of extension protocol below) were supported in part through a Material Transfer and License Option agreement with Schering-Plough Corporation (“Schering”).

Enrollment in the non-responder study was completed in June 2006 and top-line results of the study were announced on November 6, 2006. MIGENIX was subsequently informed by Schering that approximately 50% of the original viral load samples from the study, which Schering tested under the Material Transfer and License Option Agreement, required retesting. Final top-line results of the study, after completion of the retesting by Schering, were announced April 11, 2007.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment). Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment” i.e., standard of care). Overall, an Early Virological Response (“EVR” = 2 log10 or greater HCV viral load reduction at 12 weeks) was achieved by 7/18 patients (38.9%) treated with triple combination compared with 6/19 patients (31.6%) in the control treatment arm. In the study, patients who were classified as non-responders, based on their prior response to optimized pegylated interferon plus ribavirin therapy, demonstrated:

• 42% (5/12) EVR in the triple combination arm compared to 10% (1/10) EVR in the control treatment arm.

• 1.63 log10 mean VLR in the triple combination arm compared to a 0.92 log10 VLR (control).

• more rapid onset of treatment effect as measured by VLR within the first 2 weeks of therapy in the triple combination arm as compared to control.

The results in non-responders indicate a more pronounced effect in the triple combination-treated patients compared to the control-treated patients with a mean HCV RNA differential of 0.71 log10 following 12 weeks of treatment. This effect was considered clinically significant by the investigators. With continued treatment in an extension protocol (see “The Extension Protocol” below), 2 of the non-responder “difficult-to-treat” patients treated with the triple combination achieved a sustained virologic response (“SVR”) or absence of detectable virus at 6 months following end of treatment (week 72).

The celgosivir combination therapies were well tolerated and resulted in no serious adverse events over the 12 weeks of treatment. Fifty patients (88%) completed all 12 weeks of study treatment.

These top-line results demonstrated proof-of-concept and evidence of clinical benefit at 12 weeks of therapy when using celgosivir triple combination as compared to the active control treatment in patients with chronic HCV genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Non-responders in our study were defined as patients who never reached an EVR with optimized pegylated alpha interferon plus ribavirin (i.e. patients who did not achieve 2 log10 or greater reduction in viral load at 12 weeks of their previous pegylated alpha interferon plus ribavirin treatment therapy). One third of the non-responder patients in this study (11 of 36) were actually “null responders” with VLRs of 0.4 log10 or less in their previous therapy.

Data from this study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

The Extension Protocol: In conjunction with the non-responder study, a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment. Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks, with 30 of these either continuing with or switching to the triple combination, and one patient remaining on double combination. Of the 30 patients receiving triple combination treatment, 11 patients completed 48 weeks of treatment with 5 patients achieving undetectable virus levels at the end of treatment. Three of these patients (all partial responders to prior therapy) relapsed subsequently, and two of the patients (both non-responders to prior therapy) achieved a sustained virologic response (SVR). These two were patients who achieved undetectable virus levels in the 12-week study (1 on double combination treatment and the other on triple combination treatment; both on triple combination treatment during extension protocol) and maintained undetectable HCV RNA levels throughout the extension protocol.

The safety profile for patients exposed to celgosivir for up to 48 weeks did not differ from those in the initial 12 weeks of treatment (there were two serious adverse events during the extension protocol that were unrelated to  celgosivir treatment). There was no increase in reported diarrhea with long-term treatment, nor an increase in incidence and severity of creatine kinase (CK) elevations (two side effects seen in previous studies). No new, previously unknown adverse events were reported.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

Phase II Viral Kinetics (combination therapy in treatment-naïve patients)

In October 2006 the Company initiated a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study was on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. This Phase II study was a 12-week randomized, active-controlled study, initially in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination; or “PRC”); and (ii) peginterferon alfa-2b plus ribavirin (active control; standard of care; or “PR”). Enrollment in the study was slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by the patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and to some extent the fact that treatment-naïve patients tend to be less motivated to try new treatments.

On December 3, 2007, we reported preliminary four-week interim results from the study which indicated that 400 mg celgosivir once daily has no negative effects on the tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, as compared to the standard of care drugs alone. The interim results were for 10 patients who had completed four weeks of treatment equally divided between the two treatment arms described above. The following is a summary of the preliminary interim four-week results:

-

viral kinetics in both treatment groups were similar with a median reduction in HCV RNA at four weeks of 3.5 log10 vs. 3.8 log10 in the PRC and PR groups, respectively. The variability of response is wide with reductions of 5.4 log10 to 0.8 log10 and 4.5 log10 to 2.5 log10 for the PRC and PR groups, respectively. Virus was undetectable in one patient who was in the PRC group (none in the PR group).

-

PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. Gastrointestinal tolerability of the PRC treatment was slightly better in this study compared to prior studies. No serious adverse events were reported.

Due to the small number of patients in this interim analysis and the high response rate with standard of care alone in this study, efficacy results from the interim data were inconclusive.  Based on a detailed analysis of the data from this study, the non-responder study and the related extension protocol, and previous clinical experience with celgosivir in HIV patients, the Company’s plan was to add a 600 mg once daily celgosivir triple combination dosage arm to this study and to enroll approximately six additional patients in the new 600 mg treatment arm. In January 2008, following Health Canada and Institutional Review Board (“IRB”) approvals, we added the 600 mg celgosivir combination therapy arm to the study. The purpose of this new treatment arm was to assess 600 mg celgosivir once daily for tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, pegylated interferon alfa-2b plus ribavirin, as compared to the standard of care drugs alone and to 400 mg celgosivir once daily plus the standard of care for up to 12 weeks of therapy. On May 27, 2007 we announced our decision to stop enrollment in the study. In addition to reducing expenses, the decision to stop the 600 mg combination arm of the study was made based on the loss of patients that were being transitioned to a new study site after a prior study site ceased operations in February 2008. The study was completed with the patients already enrolled in the 400 mg celgosivir combination treatment arm and the standard of care treatment arm and no patients were enrolled into the 600 mg treatment arm.  The objective to evaluate 600 mg of celgosivir will be considered in the future development planning of celgosivir (see “Partnering” below).

On July 21, 2008, we reported top-line 12-week results from the study, which like the interim 4-week results, showed no meaningful differences between the two treatment arms. The 12-week results are from 15 patients who received treatment during the study. Eleven patients completed all 12 weeks of treatment, 5 in the PRC group and 6 in the PR control group. The following is a summary of the Intent-to-Treat analysis for the 12-week treatment period:

•

Pharmacokinetic results indicate that the addition of 400 mg celgosivir once daily in the PRC treatment regimen did not affect the pharmacokinetics of peginterferon over the first 4-week period evaluated. This observation provides support for further clinical investigation with peginterferon combination treatments.

•

No significant difference was seen between treatment groups with a mean reduction in HCV RNA at 12 weeks of 3.7 log10 vs 5.2 log10 in the PRC and PR groups, respectively. The variability of response was wide with reductions of 5.5 log10 to 1.6 log10 and 6.5 log10 to 2.3 log10 for the PRC and PR groups, respectively.

•

PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. No serious adverse events were reported.

Due to the small number of patients in this study and the high response rate with the standard of care alone in treatment-naïve patients at 12 weeks of treatment, differences in efficacy between the treatment groups were inconclusive. Based on the data from this trial and previous trials, further dose ranging work (as was planned with the 600 mg dosage arm which was stopped as indicated above), in conjunction with other combination treatment optimization strategies, is needed.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

Partnering

On June 26, 2007, Schering advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir. MIGENIX is seeking strategic options for advancing the development of celgosivir and is currently in key partnering discussions.

Intellectual Property Update

Patents owned by MIGENIX with claims directed to the use of celgosivir for the treatment of HCV, hepacivirus or flaviviridae infections have issued, or have been granted or allowed in Europe (validation ongoing), Norway, Australia, China, South Korea, New Zealand and South Africa. Prosecution of related patent applications, also claiming uses for celgosivir against HCV, continues in other key jurisdictions.

MX-2401: Treatment of Serious Gram Positive Bacterial Infections

MX-2401, an injectable lipopeptide is being developed for the treatment of serious Gram-positive bacterial infections.  In preclinical testing, MX-2401 is rapidly bactericidal and demonstrates activity against a broad spectrum of Gram-positive bacteria including vancomycin-resistant enterococci (“VRE”), methicillin-resistant S. aureus (“MRSA”) and penicillin-resistant S. pneumoniae (“PRSP”).

MX-2401 has potent activity in animal disease models including thigh infection and pneumonia. In vivo pharmacokinetic/pharmacodynamic (PK/PD) analysis suggests the potential for increased effectiveness using less frequent dosing intervals. Potential initial indications include hospital-acquired pneumonia (“HAP”), community acquired pneumonia (“CAP”) requiring hospitalization and complicated skin and skin structure infections (“cSSSI”).

MIGENIX’s development plan for MX-2401 is to seek initial regulatory approval for treating patients with cSSSI and then for other infections, caused by Gram-positive bacteria (e.g. MRSA, VRE) including CAP requiring hospitalization and HAP. Advancing MX-2401 to regulatory submission(s) (i.e. IND, CTA) in late 2009 to begin MX-2401 clinical studies has been a priority for MIGENIX. With a view to our current financial resources, the focus of our activities in this program is to increase the level of business development and scientific publication initiatives, including creating greater awareness of MX-2401 at the important Interscience Conference on Antimicrobial
Agents and Chemotherapy (ICAAC) to be held October 25-28, 2008 in Washington, D.C., as well as key development activities to support the program. Development activities in the MX-2401 program will be based on available resources and completion of an evaluation of the program and resource requirements by management and our Board (see “Other Matters”). Manufacturing process development at a European-based contract manufacturer was initiated during the quarter and other work related to the manufacturing process has been successfully completed. At this time we are unable to provide guidance as to the timing for advancing this program to clinical trials.

Prior to initiating clinical trials of MX-2401, the Company will need to complete GLP studies, manufacture GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and complete various other activities.

MIGENIX has an agreement with Industry Canada’s Industrial Technologies Office (formerly Technology Partnership’s Canada program) under which the government will reimburse MIGENIX for 26% of the MX-2401 development costs up to $9.3 million through the completion of the first Phase III clinical trial ( see “LIQUIDITY AND CAPITAL RESOURCES” below).

Other Matters

In August 2008, the Company announced that it had reached an agreement with DJohnson Holdings Inc. ("DJohnson"), a significant shareholder of MIGENIX, that avoided a proxy contest at MIGENIX's annual meeting of shareholders scheduled for October 31, 2008. As part of the agreement, MIGENIX reduced the size of its board of directors from seven members to five. The new board is comprised of two members from the incumbent  board (Pieter Dorsman and Alistair Duncan) and three DJohnson nominees (Douglas Johnson, Bruce Schmidt and Andrew Rae).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

To facilitate a resolution between the parties, Dr. James DeMesa agreed to resign as president and chief executive officer of MIGENIX effective August 11, 2008. Bruce Schmidt was appointed interim president and chief executive officer of MIGENIX and Douglas Johnson was appointed Chairman of the Board.

The new board has instructed management to concentrate its efforts on restructuring and stabilizing our operations and to make preparations to raise additional capital to finance the Company (see “LIQUIDITY and CAPITAL RESOURCES” below). Further, management has been evaluating our programs, personnel and business strategies, and is currently working to reduce our financial commitments and, where necessary, rationalize certain programs through controlled spending and increased out-licensing efforts.

In May 2008, we relocated our San Diego office to smaller premises (old premises was approximately 1,700 sq. ft., new premises approximately 160 sq. ft.). We closed this office at the end of the lease commitment (August 31, 2008) to reduce costs, and our three San Diego based employees currently work from their personal residences.

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws, and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of July 31, 2008, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under Multilateral Instrument 52-109 (“MI 52-109”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at July 31, 2008.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

As of April 30, 2008, management evaluated the design of our internal control over financial reporting and, based on that evaluation, determined that an aspect of our internal control over financial reporting required improvement.  The control deficiencies identified by the Company did not result in adjustments to any of our annual audited or interim unaudited consolidated financial statements.

As a small organization, similar to other small organizations, the Company’s finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties. Specifically, certain financial personnel performed duties that were not properly segregated; this allowed for the creation, review and processing of certain financial data without independent review and authorization. We will continue to develop and employ appropriate measures to properly assign job roles and responsibilities to employees to ensure the proper segregation of duties where feasible, and the Chief Executive Officer and Chief Financial Officer will continually monitor the financial activities of the Company. The Company had planned to add a Controller/Director of Finance during the 2008 fiscal year to fill a vacant position that during the period from August 2006 to July 2007 had been partially covered by contract personnel; however, this position remains on hold and the Company engaged limited assistance for its April 30, 2008 year end in order to conserve financial resources. The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant enough to justify the expense associated with adding more personnel at this time.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the three month period ended July 31, 2008 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.  No such significant changes were identified through their evaluation.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include: recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units and stock-based compensation.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement, are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical activities related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs.  Research costs are expensed as incurred, and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether development costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company. Under United States GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on the Company’s Canadian GAAP financial statements.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms of the stock options. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

ADOPTION OF NEW ACCOUNTING POLICIES

Effective May 1, 2008, the Company adopted the following new recommendations of the CICA Handbook:

General Standards of Financial Statements (Section 1400)

The additional requirements of Section 1400 require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Disclosure requirements pertaining to Section 1400 are contained in note 1 to the financial statements.

Capital Disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 10 to the financial statements.

Financial Instruments – Disclosures (Section 3862)

Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to Section 3862 are contained in note 4 to the financial statements.

Financial Instruments – Presentation (Section 3863)

Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard had no impact on the Company’s financial instrument-related presentation disclosures.

NEW ACCOUNTING PRONOUNCEMENTS

The Company will be evaluating the impact of the following new standards:

International Financial Reporting Standards

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards [“IFRS”] for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

Implementing IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an impact on actual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly, when the Company develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

Goodwill and Intangible Assets (Section 3064)

Effective May 1, 2009, the Company will be required to adopt the requirements of the CICA Handbook Section 3064 – Goodwill and Intangible Assets. Section 3064, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company will be assessing the impact that this section will have on its financial position and results of operations.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	July 31, 2008 (“Q1/09”)	April 30, 2008 (“Q4/08”)	January 31, 2008 (“Q3/08”)	October 31, 2007 (“Q2/08”)
Revenue	$ -	$ -	$ -	$ -
Loss before other income and expense	$(2,108)	$(2,760)	$(3,107)	$(2,714)
Loss(1)	$(2,644)	$(3,244)	$(3,424)	$(2,997)
Basic and diluted loss per common share	$(0.03)	$(0.04)	$(0.04)	$(0.03)
Weighted average number of common shares outstanding	94,464	94,464	94,464	94,464
	Three months ended,
	July 31, 2007 (“Q1/08”)	April 30, 2007 (“Q4/07”)	January 31, 2007 (“Q3/07”)	October 31, 2006 (“Q2/07”)
Revenue	$6	$ -	$19	$ -
Loss before other income and expense	$(2,821)	$(2,981)	$(6,503)	$ (3,414)
Loss	$(3,100)	$(3,128)	$(6,726)	$ (3,712)
Basic and diluted loss per common share	$(0.03)	$(0.03)	$(0.08)	$ (0.05)
Weighted average number of common shares outstanding	94,464	94,058	87,497	74,505

(1) Effective May 1, 2007, the Company adopted the determination and presentation of Comprehensive loss. For Q1/08, Q2/08, Q3/08,  Q4/08 and Q1/09 there were no differences between Loss and Comprehensive loss.

The primary factors affecting the magnitude of the Company’s losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues, and write-downs of intangible assets. The loss before other income and expenses and the loss in Q4/08, Q3/08 and Q3/07 are higher due primarily to the write-downs of intangible assets (Q4/08: $0.4 million; Q3/08: $0.5 million; Q3/07 $3.3 million). The losses in Q1/09, Q4/08, Q3/08, Q2/08, Q1/08, Q4/07, Q3/07 and Q2/07 include accretion expense of $0.6 million, $0.6 million, $0.5 million, $0.4 million, $0.4 million, $0.3 million, $0.4 million and $0.4 million respectively, on the convertible royalty participation units issued in Q1/07 (see “RESULTS OF OPERATIONS – Other Income and Expenses” below).

We have no fixed dividend policy and have not paid dividends since our incorporation. The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

See “RESULTS OF OPERATIONS” and “LIQUIDITY AND CAPITAL RESOURCES” below for discussion of the period variations and trends in results of operations and financial condition.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for a description of the Company’s business, the drug candidates being developed and current development activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation, incurring significant operating losses each year, and has incurred a cumulative deficit of $140.1 million to July 31, 2008.

For the three months ended July 31, 2008 (“Q1/09”), MIGENIX incurred a loss of $2.6 million (Q1/08: $3.1 million) or $0.03 (Q1/08: $0.03) per common share. The $0.5 million decrease in the Q1/09 loss compared to the Q1/08 loss is principally attributable to a $0.7 million decrease in research and development expenses (see “Operating Expenses – Research and Development” below), which was partially offset by a $0.3 million increase in other expenses net of other income (see “Other Income and Expenses”).

Revenues

During Q1/09 the Company had no revenues (Q1/08: <$0.1 million).

Over the next five financial years, we may earn development and commercial milestone revenue of: (a) up to US$27 million starting with the US and European regulatory submission process and a double digit percentage royalty based on net sales pursuant to our agreement with Cadence; and (b) up to US$21 million and a single digit percentage royalty based on net sales pursuant to our agreement with Cutanea. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs, and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners. Additionally, we have the opportunity for revenues from the potential partnering of celgosivir, the potential partnering of omiganan for the rest of world territories and our agreement with Spring Bank; however, at this time we are unable to estimate revenues (if any) over the next five financial years from them.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

Operating Expenses

Operating expenses in Q1/09 were $2.1 million (Q1/08: $2.8 million). The $0.7 million decrease in Q1/09 operating expenses compared to Q1/08 consists principally of a $0.7 million decrease in research and development expenses (see “Research and Development” below).

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

We use our internal research and development resources, including our employees and facility, across various projects, and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct of our clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses(1,2) for the periods indicated:

Research & Development Expenses	Three months ended July 31		Years ended April 30
(Canadian dollars, millions)	2008	2007	2008	2007	2006

Program Expenses
Omiganan 1% gel (partnered)	$0.0	$0.0	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0	0.0
Celgosivir	0.0	0.4	1.1	1.5	2.1
MX-2401(3)	0.1	0.0	0.3	1.2	0.6
MX-4509	0.0	0.0	0.0	0.2	0.2
Other projects	0.0	0.0	0.1	0.3	0.3
Total Program Expenses	$0.1	$0.4	$1.5	$3.2	$3.2

Unattributed Expenses(3)
Personnel	$0.6	$0.7	$3.1	$2.6	$2.7
Patent costs	0.2	0.3	0.9	0.8	0.9
Other	0.1	0.3	0.9	0.9	0.9
Total Unattributed Expenses	$0.9	$1.3	$4.9	$4.3	$4.5

Total Research & Development Expenses	$1.0	$1.7	$6.4	$7.5	$7.7

(1)

Before amortization expense, technology and license acquisition costs, and write-downs of intangibles assets.

(2)

Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

(3)

Net of government assistance.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

Our omiganan programs are being advanced by our development and commercialization partners:

•

Our partner for the North American and European development and commercialization of omiganan 1% gel, Cadence, funds the clinical, regulatory and commercialization costs related to the program and is responsible for manufacturing.

•

Our partner, Cutanea, has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

The decrease in the Q1/09 celgosivir program costs compared to Q1/08 is principally due to the completion of clinical studies in the celgosivir program including the decision not to proceed with the expansion of the Phase II viral kinetics study and delaying work on a US Investigational New Drug application.

The approximate $0.4 million decrease in the unallocated research and development costs in Q1/09 is principally due to the reduction in personnel implemented in Q4/08, a shift in work from the celgosivir program to the MX-2401 program (less expensive materials consumed) and lower patent costs.

We will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. In the financial year ending April 30, 2009, we expect:

•

Cadence to have top-line results of the OmigardTM CLIRS Phase III study in the first quarter of calendar 2009 and, if the results are positive, Cadence to have submitted or nearing submission of NDA to the FDA (their current guidance is to complete submission in the second quarter of calendar 2009).

•

Cutanea to have initiated chronic toxicology studies, specifically a dermal carcinogenicity study.

•

To continue to pursue a partner for further development of celgosivir.

•

To continue to pursue partner(s) for the OmigardTM in ex-North American and ex-European territories.

•

To continue select MX-2401 manufacturing process development work and other development activities, as well as increasing the level of business development and scientific publication initiatives.

The development activities in the MX-2401 program will be based on available resources and completion of an evaluation of the program and resource requirements by the new board.

At this time, due to the risks inherent in the product development process and given the stages of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. With product development timelines, the probability of success and development costs vary widely. While we are currently focused on advancing our highest priority product development programs, our future research and development expenses will depend on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our development expenses are currently less than they would otherwise be due to our limited financial resources. We expect our development expenses could be substantial over the next few years if we obtain more financial resources and if we continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies and clinical trials, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

General and Corporate

General and corporate expenses in Q1/09 were $0.9 million (Q1/08: $1.0 million). Personnel costs were $0.6 million in Q1/09 (Q1/08: $0.5 million).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

Amortization

Amortization expense for property and equipment was approximately $0.1 million in Q1/09 (Q1/08: $0.1 million).

Amortization expense for intangible assets was nominal (<$0.1 million) in Q1/09 (Q1/08: $0.1 million).

Other Income and Expenses

Other income and expenses include three principal items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “LIQUIDITY AND CAPITAL RESOURCES” below); and (3) foreign exchange gains and losses on the Company’s United States dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances (see “FINANCIAL INSTRUMENTS AND RISKS” below).

Interest income was nominal (<$0.1 million) for Q1/09 (Q1/08: $0.1 million).

Accretion expense related to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES” below) for Q1/09 was $0.6 million (Q1/08: $0.4 million). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares, and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated royalty payment term also using the effective interest method.

The foreign exchange gain in Q1/09 was nominal (<$0.1 million) (Q1/08: nominal loss).

Property & Equipment and Intangible Asset Expenditures

Property and equipment expenditures for Q1/09 were nominal (Q1/08: $0.1 million).

Intangible asset costs capitalized in Q1/09 and Q1/08 were $nil. Intangible assets at July 31, 2008 include acquired technology and capitalized technology license costs for the Company’s lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $0.5 million carrying value of these intangible assets at July 31, 2008 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS AND UNCERTAINTIES” below).

LIQUIDITY AND CAPITAL RESOURCES

As of July 31, 2008, the Company had cash, cash equivalents and short-term investments of $3.6 million (April 30, 2008: $5.6 million) and the Company’s net working capital was $3.3 million (April 30, 2008: $5.0 million). The $1.7 million decrease in net working capital from April 30, 2008 is primarily attributable to the $1.7 million in expenses for the three months ended July 31, 2008 that do not require the use of cash (i.e. non-cash expenses include: amortization, stock-based compensation, deferred share unit compensation and the accretion of the convertible royalty participation units). The Company’s cash equivalents and short-term investments are invested in high-grade liquid financial instruments with maturity dates selected with respect to the expected timing of expenditures to fund operations (not to exceed three years), and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS” below).

MIGENIX has financed its operations to date primarily through the sale of equity securities. During Fiscal 2007 the Company completed two financing transactions totaling approximately $20 million. One of the Fiscal 2007 financings involved a portion of the future royalties from the Company’s license agreements with Cadence (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel: Prevention of Catheter-Related Infections”) and Cutanea (see “DEVELOPMENT PROGRAMS – Omiganan for Dermatological Diseases”). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA” below). In the event there are no royalties under the license agreements, there is no obligation for the Company to make any payments to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

In March 2005, the Company obtained a $9.3 million funding commitment for the MX-2401 program from Industry’s Canada Industrial Technologies Office (“ITO”; formerly Technology Partnerships Canada) program (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram Positive Bacterial Infections”). The ITO funding covers 26% of eligible costs and a royalty is payable to ITO if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval). As at July 31, 2008, the Company had recorded expenditures qualifying for $1.5 million of funding under this commitment of which $0.6 million had been received and $0.9 million was recorded as government assistance receivable (April 30, 2008 - $1.5 million of funding under this commitment of which $0.6 million had been received and $0.9 million was recorded as government assistance receivable). Claims for government assistance in the amount of $0.1 million covering the period starting April 1, 2008 to July 31, 2008 have not been recorded by the Company as they do not meet the recognition criteria under GAAP and these claims will be recorded in the period they are received or in the period in which they otherwise meet the recognition criteria under GAAP. In August 2008, $0.5 million of the government assistance receivable from ITO was received. The Company is in discussions with ITO to amend its agreement with ITO for various reasons including the Company not meeting milestones in the agreement as a result of more manufacturing process development work being undertaken in the program compared to the original work plan. The royalty payable to ITO, if any, is 1.75% of any post commercialization revenues of the Company during the period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019, the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. It is possible that these repayment terms could change in conjunction with other changes, if any, in the ITO agreement. Royalties, if any, that may be payable to ITO would be accounted for in the period in which it is determined that payment is likely.

MIGENIX believes that its funds on hand at July 31, 2008, the $0.5 million in ITO funds received in August 2008 (see above), combined with ongoing cost reduction measures, are sufficient to provide for operations to approximately the end of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options, and a planned rights offering in the aggregate amount up to $2.5 million.

The Company’s ability to advance its programs is constrained due to the Company’s current financial resources. The new Board and management are currently evaluating our programs, personnel and business strategies, and   working to reduce our financial commitments and, where necessary, rationalize certain programs though controlled spending and increased out-licensing efforts. The Company plans to reduce its annual burn rate (currently under $7 million a year). The magnitude of spending in the Company’s development programs will be dependent on: the Company’s financial resources, the completion of aforementioned evaluation of our programs, personnel and business strategies, the licensing status of our programs and results in the programs. We may need to increase or decrease our annual burn rate in response to such results and our available financial resources. MIGENIX needs to raise additional funds in support of its operations and there is no assurance that such funds can be obtained (see “RISKS AND UNCERTAINTIES” below).

The Company has used redeemable/convertible preferred shares to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost of the transactions, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at July 31, 2008 (see “OUTSTANDING SHARE DATA” below) represent US$5.25 million in potential future milestone payments in the lipopeptide/MX-2401 (US$575,000), polyene (US$675,000), and celgosivir (US$4,000,000) programs. During the next 12 months we estimate that no preferred shares (US$nil) could become convertible or redeemable pursuant to the achievement of certain of these milestones. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

As at July 31, 2008, we had the following contractual obligations and commitments (1) (2) (3):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (4)	473	304	134	10	25
Purchase Obligations (5)	367	343	22	2	-
Total Contractual Obligations	840	647	156	12	25

(1)

Excludes US$5.25 million in contingent milestone obligations pursuant to the preferred shares discussed above and in “OUTSTANDING SHARE DATA” below.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES”).

(4)

Includes office and lab premises lease agreements and maintenance fees due under a license agreement.

(5)

Represents obligations under research, manufacturing, and service agreements.

OUTSTANDING SHARE DATA

As at September 15, 2008, there are:

•

94,463,806 (July 31, 2008 and April 30, 2008: 94,463,806) common shares outstanding;

•

5,250,000 (July 31, 2008 and April 30, 2008: 5,250,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, and 4,000,000 Series D preferred shares. On the achievement of any of the pre-determined product development milestones underlying the Series A, Series B and Series D preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); and Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES” for additional information on the Company’s preferred shares;

•

29,465 (July 31, 2008 and April 30, 2008: 29,465) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (July 31, 2008 and April 30, 2008: 17,679,000) common shares. The units are convertible at any time by the holders into the Company’s common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 4,525,723 (July 31, 2008: 5,821,480; April 30, 2008: 4,034,631) common shares at an average exercise price per common share of $0.55 (July 31, 2008: $0.61; April 30, 2008: $0.83);

•

warrants outstanding for the purchase of 963,125 units (July 31, 2008 and April 30, 2008: 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011;

•

deferred share units outstanding that can be settled at the option of the Company by issuing up to 480,000 common shares (July 31, 2008: 480,000; April 30, 2008: 160,000), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the outstanding deferred share units based on the $0.19 closing price of the Company’s common shares on September 15, 2008 is $91,200 (July 31, 2008: $105,600 [480,000 at a price of $0.22 per common share]; April 30, 2008: $36,800 [160,000 at a price of $0.23 per common share]). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at July 31, 2008 and April 30, 2008 with respect to the fair value of the outstanding deferred share units; and

•

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

warrants outstanding for the purchase of 10,637,709 (July 31, 2008: 10,637,709; April 30, 2008: 18,190,301) common shares at a weighted average exercise price per common share of $0.93 (July 31, 2008: $0.92; April 30, 2008: $0.76), as follows:

Number of Common Shares Issuable Upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
883,950(1,2)	$0.50	May 3, 2009
9,631,250(3)	$0.80	December 6, 2011
122,509(4)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 10,637,709	Average = $0.925)

(1)

Warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

(2)

Issued as part of the May 2006 convertible royalty participation unit financing (see “LIQUIDITY AND CAPITAL RESOURCES”).

(3)

Issued as part of the December 2006 bought deal public offering.

(4)

These warrants were assumed by the Company as part of the acquisition of MitoKor.

(5)

Weighted average exercise price using closing September 15, 2008 exchange rate of US$1.00 equals $1.0679.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During Q1/09, the Company incurred legal fees of $0.2 million (Q1/08: $0.1 million) inclusive of sales taxes, payable to a law firm where the former Secretary of the Company is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at July 31, 2008 is $0.2 million (April 30, 2008: $0.1 million) owed to this law firm.

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially and the Company has incurred significant operating losses in each year since inception. The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2008

The Company has limited personnel and financial resources with which to optimally advance its programs. At July 31, 2008 the carrying value of the Company’s intangible assets in respect of its development programs was approximately $0.5 million. The Company may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following preclinical and/or clinical testing results;

•

Inability to secure development partnership and/or funding to support the program;

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

•

Loss of license rights for failure to perform in accordance with license agreements; and/or

•

Decision not to pursue further development in the program.

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX may need to further delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures. Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: changes in our strategy to develop or out-license currently non-partnered programs; the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to acquire or in-license new technologies and products, and other factors not within our control.